[ELRON LOGO]


                                                                January 30, 2004

Dear Shareholder:

    You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the 'COMPANY') to be held at 3:00 p.m., Israel time, on February 29, 2004, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked to re-elect Prof. Daniel Sipper as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company.

    For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote 'FOR' the resolution specified on the enclosed form of proxy.

    We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

    Thank you for your cooperation.


                                       Very truly yours,

AMI EREL                                     DORON BIRGER
AMI EREL                                     DORON BIRGER
Chairman of the Board of Directors           President & Chief Executive Officer

Tel-Aviv, Israel
January 30, 2004

                        ELRON ELECTRONIC INDUSTRIES LTD.
              NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

    Notice is hereby given that a Special General Meeting of Shareholders (the 'MEETING') of Elron Electronic Industries Ltd. (the 'COMPANY') will be held at 3:00 p.m., Israel time, on February 29, 2004, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

    At the Meeting, the re-election of Prof. Daniel Sipper as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company will be brought before the shareholders.

    Shareholders of record at the close of business on January 29, 2004 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

    Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on February 27, 2004. Shareholders may revoke their proxies by providing written notice to the Company no later than 48 hours prior to the Meeting. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

    Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

                       By Order of the Board of Directors,

AMI EREL                                  DORON BIRGER
AMI EREL                                  DORON BIRGER
Chairman of the Board of Directors        President & Chief Executive Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.

                                3 AZRIELI CENTER
                       THE TRIANGLE BUILDING, 42ND FLOOR
                                TEL-AVIV, ISRAEL

                             ---------------------
                                PROXY STATEMENT
                             ---------------------

    This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.003 nominal value (the 'Ordinary Shares'), of Elron Electronic Industries Ltd. (the 'Company' or 'Elron') in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the 'Meeting' ) to be held on February 29, 2004, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

    It is proposed that at the Meeting, the Shareholders approve the resolution below to re-elect Prof. Daniel Sipper as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company.

    A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of the matter to be presented at the Meeting, as described above. On the matter considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Athough abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

    Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on January 29, 2004 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about February 2, 2004 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

    On December 31, 2003, the Company had issued and outstanding 29,206,845 Ordinary Shares, each of which is entitled to one vote upon the matter to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Special General Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES

    The following table sets forth, as of December 24, 2003, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares:

                                                    NUMBER OF    PERCENT OF
                                                     ORDINARY     ORDINARY
NAME AND ADDRESS                                      SHARES       SHARES
----------------                                      ------       ------
Discount Investment Corporation Ltd. (DIC)(1) ....  11,240,233     38.48%
  Tel Aviv, Israel
Bank Leumi Group (2) .............................   2,566,919      8.79%
  Tel Aviv, Israel
Bank Hapoalim Group (3) ..........................   1,476,472      5.06%
  Tel Aviv, Israel
Clal Insurance Group (4)* ........................     908,209      3.11%
  Tel Aviv, Israel

---------
 * less than 5%

(1) IDB Holding Corporation Ltd. ('IDBH') is the parent of IDB Development Corporation Ltd. ('IDBD'), which, in turn, is the parent of Discount Investment Corporation Ltd. ('DIC') and Clal Insurance Enterprises Holdings Ltd. ('Clal'). IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange.

    Since May 19, 2003, approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ('Ganden'), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ('Manor'), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ('Livnat'), a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Dankner-Bergman holds approximately 4.75% of the equity of and voting power in IDBH.

    Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal. Shelly Dankner-Bergman and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) is a director of each of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of each of IDBH, IDBD, DIC and the Company.

(2) The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of December 24, 2003, the State of Israel held approximately 41% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows: (i) Migdal Insurance and Financial Holdings Ltd. held approximately 9.2% of the shares of Bank Leumi; (ii) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 10% of Bank Leumi's shares; (iii) mutual funds of the Bank Hapoalim group
                                              (footnotes continued on next page)

(footnotes continued from previous page)

    held approximately 5.1% of Bank Leumi's shares; (iii) Otzar Hityashvuth Hayehudim B.M. held approximately 5.1% of Bank Leumi's shares; and (iv) the public held the remainder of Bank Leumi's shares. Migdal Insurance and Financial Holdings Ltd.'s shares are held by the Generali group, which holds approximately 64%, Bank Leumi, which holds approximately 22%, and by the public, which hold approximately 14%.

(3) The Bank Hapoalim Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M. As of January 7, 2004, the shares of Bank Hapoalim are held by Arison Holdings (1998) Ltd. which holds 20.74%, Israel Salt Industries Holdings (1998) Ltd. which holds 11.31%, the public which holds 55.11% and other shareholders, each holding less than 5%.

(4) The Clal Insurance Group is comprised of Clal and its subsidiary companies, and are deemed to be major shareholders. Clal is majority owned by IDBD, the parent company of DIC, which is the parent company of the Company. The other major shareholder of Clal is Bank Hapoalim, which holds approximately 17% of Clal's shares. None of the remaining shareholders of Clal holds more than 5% of the shares.

                      RE-ELECTION OF AN EXTERNAL DIRECTOR

    Pursuant to the Companies Law, 1999 (the 'Companies Law') the Company is required to have two External Directors on its board of directors, which shall be appointed by the shareholders of the Company. Furthermore, any committee of the Board of Directors must include at least one External Director, except for the audit committee, which must include all of the External Directors.

    The term of Prof. Daniel Sipper as an External Director of the Company expires on February 11, 2004 and the Board of Directors has recommended to re-elect him as an External Director of the Company for a second three year term. In accordance with the Companies Law as currently in effect, Prof. Sipper's second term of office will be three years. Prof. Sipper does not hold any of the Ordinary Shares of the Company.

    Prof. Sipper joined Elron as an External Director in February 2001. Prof. Sipper serves on our Audit Committee. Prof. Sipper serves in the faculty of the Department of Industrial Engineering at Tel-Aviv University. He received his bachelor of science from the Technion, Israel Institute of Technology, a masters of science degree from Columbia University and a Ph.D. in Industrial Engineering from the Georgia Institute of Technology. Prof. Sipper has been involved in industry both in Israel and the United States.

    The Companies Law provides that a person may not be appointed as an External Director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as External Director, or had, during the two years preceding that date, any affiliation with the Company, any entity controlling the Company or any entity controlled by the Company or by such controlling entity. The term affiliation includes:

     an employment relationship;

     a business or professional relationship maintained on a regular basis;

     control; and

     service as an office holder.

    No person can serve as an External Director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an External Director.

    The Company is not aware of any reason why Prof. Sipper, if re-elected, would not be able to serve as an External Director. Prof. Sipper has delivered to the Company a declaration, confirming that he continues to comply with the qualifications for an External Director under the Companies Law.

    Proxies (other than those directing the proxy holders not to vote for the nominee) will be voted for the re-election of Prof. Sipper to hold office for a second three year term, commencing on his re-election.

    It is proposed that at the Meeting, the following Resolution be adopted:

          'RESOLVED, that Prof. Daniel Sipper is re-elected as an External Director, as defined in the Israel Companies Law, 1999, of the Company.'

    The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following (a) at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, or (b) the total number of votes of the shares voted by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company, is necessary for the re-election of Prof. Sipper.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS RESOLUTION.

                        By Order of the Board of Directors,

      AMI EREL                         DORON BIRGER
      AMI EREL                         DORON BIRGER
      Chairman of the Board of         President & Chief Executive Officer
      Directors

                                                                      Appendix 1




PROOF #3









                        ELRON ELECTRONIC INDUSTRIES LTD.
                 THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
                FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON FEBRUARY 29, 2004


       The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on January 29, 2004 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on February 29, 2004, at 15:00, Israel time and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

                (Continued and to be signed on the reverse side)

                                                                          14475

                   SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                        ELRON ELECTRONIC INDUSTRIES LTD.
                                FEBRUARY 29, 2004

PROOF#4



                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.


     Please detach along perforated line and mail in the envelope provided.

        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                                                                   FOR    AGAINST   ABSTAIN
1.    To re-elect Professor Daniel Sipper as an External Director, as defined in   [ ]      [ ]       [ ]
        the Israel Companies Law, 1999, of the Company.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" the Proposal listed above.










To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                            Date:          Signature of Shareholder                   Date:
                        ----------------------           --------                           ---------------         --------

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.